HOUGHTON MIFFLIN HARCOURT COMPANY
222 Berkeley Street
Boston, MA 02116
December 23, 2015
VIA EDGAR

Lyn Shenk
Branch Chief, Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re:	Houghton Mifflin Harcourt Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-36166

Dear Ms. Shenk:

Reference is hereby made to the letter dated December 14, 2015 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced Annual Report on Form 10-K (the “Form 10-K”) of Houghton Mifflin Harcourt Company (the “Company,” “we” or “our”).

The Company hereby respectfully submits the following responses to the Staff’s comments set forth in the Comment Letter.  For the Staff’s convenience, we have reproduced in italic font below each comment from the Comment Letter with the corresponding response of the Company following the reproduction of each such comment.  Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K and all dollar amounts included in our responses have been expressed in thousands.

Notes to Consolidated Financial Statements; Note 9: Income Taxes, Page 86

Comment 1:

“We note that the increase in the valuation allowance against deferred income tax assets is $22.7 million, or approximately 21.6% of pretax loss, but you attributed 35.3% to this item in the statutory tax rate reconciliation table on page 87 for 2014. Please reconcile the difference for us.”

Response to Comment 1:
The Company respectfully advises the Staff that the 35.3% increase in the valuation allowance disclosed in the statutory tax rate reconciliation includes the impact of a liability for uncertain tax benefits established during 2014 in place of previously recorded valuation allowance for the Ireland jurisdiction of $15,457 related to net operating loss carryforwards.  The liability was established due to uncertainties on how the Irish tax authorities would treat the new transfer pricing policy implemented between a United States based entity of Houghton Mifflin Harcourt Company and its Ireland-based subsidiary.  The increase in the liability for uncertain tax benefits was not separately stated in the statutory tax rate reconciliation.  In addition, the Company recorded other deferred tax assets by $1,054 during 2014 with an offset to the valuation allowance.

The Company will consider clarifying this information prospectively in the effective tax rate reconciliation in the 2015 Form 10-K.
Comment 2:
“In note (1) to the deferred tax assets and liabilities table on page 87 you state that a full valuation allowance has been provided against deferred tax assets net of deferred tax liabilities, with the exception of deferred tax liabilities resulting from long lived intangibles. On this basis, it appears that net deferred tax assets in the table equal $674,409 for 2014, but the valuation allowance is $550,660 for 2014. Please reconcile the difference for us.”
Response to Comment 2:
The Company respectfully advises the Staff that Page 87 of our Annual Report on Form 10-K discloses $728,879 of deferred tax assets and $266,275 of deferred tax liabilities, which include $211,805 related to intangible assets.  The Staff has noted that it appears that the net deferred tax assets in the table equal $674,409, which does not include the deferred tax liability related to the intangible assets.  The deferred tax liability on intangible assets of $211,805 is comprised of $132,658 related to U.S. trademarks, which are indefinite-lived intangible assets, and $79,147 related to definite-lived intangible assets.  In addition, there are net deferred tax assets of $5,158 recorded in Puerto Rico, Ireland and Canada, which the Company has determined to be realizable and therefore, do not require a valuation allowance.  Finally, the Company has liabilities for unrecognized tax benefits of $39,444, recorded within other long-term liabilities, which offset a portion of the net deferred tax assets.  Please see the table below for further clarification:

(In thousands)

Tax Asset related to
Net operating loss and other carryforwards	$71,565
Returns reserve/inventory expense	61,124
Pension and postretirement benefits	8,122
Deferred interest	463,013
Deferred revenue	75,577
Deferred compensation	23,084
Other, net	26,394

Tax Liability related to
Depreciation and amortization expense	(54,201)
Other, net	(269)

Net deferred tax asset	$674,409

Tax liability related to definite-lived intangible assets	$(79,147	) Note 1
Realizable foreign net operating loss carryforwards	(5,158)
Liability for unrecognized tax benefits	(39,444)

Net deferred tax asset requiring a valuation allowance	$550,660

Note 1 The $211,805 of deferred tax liabilities disclosed on page 87 includes the following:

$132,658	Related to indefinite-lived intangible assets
79,147	Related to definite-lived intangible assets
$211,805

The Company will consider clarifying this information prospectively in the 2015 Form 10-K.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings made with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (617) 351-3751 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Sincerely,

/s/	Eric L. Shuman

Eric L. Shuman
Executive Vice President and Chief Financial Officer Houghton Mifflin Harcourt Company

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP